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                             March 9, 2023

       Jingwei Zhang
       Chief Financial Officer
       MingZhu Logistics Holdings Limited
       27F Yantian Modern Industry Service Center
       No. 3018 Shayan Road, Yantian District
       Shenzhen, Guangdong, China 518081

                                                        Re: MingZhu Logistics
Holdings Limited
                                                            Amendment No. 4 to
Form 20-F for the fiscal year ended December 31, 2021
                                                            filed March 3, 2023
                                                            Response dated
March 3, 2023
                                                            File No. 001-39654

       Dear Jingwei Zhang:

              We have reviewed your March 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 17, 2023 letter.

       Amendment No. 4 to Form 20-F for the fiscal year ended December 31, 2021

       Financial Statements
       Notes to Consolidated Financial Statements
       Note 2 - Restatement of Previously Issued Financial Statements, page F-9

   1. We note your revised disclosures and restatements in response to prior comment 2. We note your revised
valuation of 3,189,000 ordinary shares issued in the acquisition of Cheyi
                                                        BVI as purchase
consideration was based on the quoted trading price of $2.12 per share on the date of
acquisition. However, it appears you have recorded the revisions in purchase consideration
arising from changes in the valuation of shares issued by reducing other payables and
accrued liabilities rather than in the statement of changes in
 Jingwei Zhang
MingZhu Logistics Holdings Limited
March 9, 2023
Page 2
         shareholders' equity. Please revise your financial statements and disclosures as appropriate or advise. In addition, please revise the total amount purchase consideration disclosed in notes 1, 12 and 20.
Note 23 - Subsequent events (restatement), page F-35

2. We note your revised disclosures in response to prior comment 2 relating to the acquisition of Yinhua. You disclose that the valuation of 3,826,000 ordinary shares issued in the acquisition of Yinhua as purchase consideration was based on the quoted trading price of $1.85 per share on the date of acquisition. Using that price per share in the revised valuation would result in purchase consideration of $8,949,823 (net of 1,126,777 of cash), with $5,364,709 allocated to goodwill rather than the $6,397,729 you reported.
         Please revise or advise. In addition, please revise the total amount of purchase consideration paid and per share value disclosed in paragraph 2, as appropriate.
       You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJingwei Zhang                               Sincerely,
Comapany NameMingZhu Logistics Holdings Limited
                                                              Division of
Corporation Finance
March 9, 2023 Page 2                                          Office of Energy
& Transportation
FirstName LastName